Exhibit B

Item 77H  Changes in Control of Registrant


Wako Securities America, One World Trade Center, Ste. 8369 New York, NY 10048 owned 57.92 percent of the outstanding shares of Farrell Alpha Strategies (the "Registrant"). As a result of the Registrant's liquidation, Wako Securities America had its shares redeemed and ceased to be a control person of the Registrant